JOSHUA TREE CONSTRUCTION, INC.

                           3635 Boardman Canfield Road
                              Canfield, Ohio 44406

                        COMMISSION FILE NUMBER 000-32275

                  INFORMATION STATEMENT DATED DECEMBER 12, 2002

                                   PURSUANT TO
                              SECTION 14(f) OF THE
                       SECURITIES EXCHANGE ACT OF 1934 AND
                              RULE 14f-1 THEREUNDER

                                  INTRODUCTION

           This Information Statement is being mailed commencing on or about December 16, 2002 to holders of record on December 11, 2002, of the shares of common stock, par value $.001 per share, of Joshua Tree Construction, Inc., a Nevada corporation. It is being furnished in connection with the change of Joshua Tree's directors to be effected in connection with the share exchange transaction discussed below.

                 BACKGROUND OF TRANSACTION AND CHANGE IN CONTROL

           Pursuant to the terms of a Share Exchange Agreement between Joshua Tree and Intelligent Motor Cars, Inc., a Florida corporation, and the shareholders of Intelligent Motor Cars, Joshua Tree has agreed to acquire 100% of Intelligent Motor Cars' issued and outstanding shares of common stock in exchange for an aggregate of 10,000,000 shares of Joshua Tree's common stock.

           Upon consummation of the share exchange transaction, Joshua Tree's current directors and officers will be replaced by directors and officers selected by Intelligent Motor Cars' management (see "Directors and Executive Officers After the Transaction").

           Consummation of the share exchange transaction will result in a change of control of Joshua Tree. If the transaction is not consummated, Joshua Tree's current officer and director will not be replaced and there will not be a change in control. We anticipate, but cannot assure, that the share exchange will be closed on or about December 16, 2002.

                        REASON FOR INFORMATION STATEMENT

           Because a majority of our directors will be changed otherwise than at a meeting of stockholders, Joshua Tree is required pursuant to Rule 14f-1 promulgated under the Securities Exchange Act of 1934, as amended, to provide its stockholders and the Securities and Exchange Commission with certain information not less than ten days prior to the date on which our new directors will take office. This Information Statement is being filed with the Commission and sent to our stockholders in compliance with that Rule.


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                INFORMATION RELATING TO JOSHUA TREE'S SECURITIES

           As of the date of this Information Statement, we have outstanding 332,735 shares of our common stock. However, our board of directors has approved a reverse split of our common stock pursuant to which each three hundred (300) shares of common stock outstanding at December 16, 2002 shall automatically be combined into one (1) share of common stock. Each outstanding share of common stock entitles the record holder thereof to one vote on all matters which are to be presented to stockholders for their consideration. The common stock is the only issued and outstanding stock of Joshua Tree.

           Prior to the closing of the share exchange, Joshua Tree's outstanding shares will change and certain of our outstanding debt will convert into shares. The currently outstanding shares will be reduced to 1,109 shares by the reverse stock split described above, and holders of $400,000 of our debt will exchange such debt for 52,000 shares of our common stock. As a result, upon closing of the share exchange, we will have 10,053,109 shares of common stock outstanding, of which 10,000,000 shares will be owned by the former shareholders of Intelligent Motor Cars.


                  PRINCIPAL SHAREHOLDERS BEFORE THE TRANSACTION

           The following table sets forth the name and address of each officer and director of Joshua Tree and each person known to us who owns beneficially more than five percent of our common stock and the number of shares owned by each such person and by all officers and directors as a group:

---------------------------------------------------- ---------------------------------------- ---------------------------------

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NAME AND ADDRESS OF BENEFICIAL OWNER                  AMOUNT AND NATURE OF OWNERSHIP                     % OF CLASS
------------------------------------                 ---------------------------------                   ----------
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
Daniel Hoyng                                                                  -                               -
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Thomas Kernaghan (1)                                            125,000 shares                               37.6%
---------------------------------------------------- ---------------------------------------- ---------------------------------
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Bondy & Schloss LLP (2)                                          30,000  shares                              9.0%
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Directors and Officers as a Group                                             -                               -
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


(1) Thomson Kernaghan is under the control of Mark E. Valentine.

(2) The 30,000 shares were registered in the name of Jeffrey A. Rinde a partner of Bondy & Schloss LLP. Pursuant to the terms of the Bondy & Schloss LLP partnership agreement, Bondy & Schloss LLP is the beneficial owner of these shares.

                  PRINCIPAL SHAREHOLDERS AFTER THE TRANSACTION

The following table sets forth as of the date hereof, certain information with respect to all those known by us who, upon consummation of the share exchange, would be the record or beneficial owners of more than five percent of our outstanding common stock, each newly- appointed director and officer of Joshua
Tree and all newly-appointed directors and officers as a group.



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

---------------------------------------------------- ---------------------------------------- ---------------------------------
NAME AND ADDRESS OF BENEFICIAL OWNER                  AMOUNT AND NATURE OF OWNERSHIP            % OF CLASS (1)
------------------------------------                 -----------------------------------        ----------
---------------------------------------------------- ---------------------------------------- ---------------------------------
---------------------------------------------------- ---------------------------------------- ---------------------------------
Gerald Scalzo                                        8,500,000                                84.6%
President and Director
2800 W. Cypress Creek Road
Fort Lauderdale, FL 33309

---------------------------------------------------- ---------------------------------------- ---------------------------------
---------------------------------------------------- ---------------------------------------- ---------------------------------
Michael Magolnick                                    250,000                                    2.5%
Chief Operating Officer
2800 W. Cypress Creek Road
Fort Lauderdale, FL 33309
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---------------------------------------------------- ---------------------------------------- ---------------------------------
Paul Gellenbeck                                      1,000,000                                  9.9%
2800 W. Cypress Creek Road
Fort Lauderdale, FL 33309
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Directors and Officers as a Group (2 persons)        8,750,000                                  87%
---------------------------------------------------- ---------------------------------------- ---------------------------------

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

(1)  Based upon 10,053,019 shares to be  issued and outstanding upon consummation of the share exchange

                               CHANGES IN CONTROL

           On November 6, 2001, there was a change in control of Joshua Tree in which David Rooker (then, our President, CEO & Director), Amy Rooker (then, our Secretary & Director) and Boyd Bulloch (then, a director) executed a stock purchase agreement with First Capital Partners, MM, Inc. (FCPMM), a Nevada company. The agreement provided for FCPMM to purchase an aggregate of 2,050,000 shares of $0.001 par value common stock for $124,449. This change in ownership was not presented to the transfer agent, and certificates for the shares were never issued to FCPMM.

           At the closing, David and Amy Rooker received all the fixed assets of the Company for $4,449. In addition, Catherine Miner received a total of $34,625 in principal and interest for the note payable.

           On January 4, 2002, there was another change in control of Joshua Tree wherein First Capital Partners, MM, Inc. executed a stock purchase agreement with Canadian Advantage Limited Partnership (CALP), an Ontario, Canada limited partnership and Advantage Bermuda Fund Limited (ABFL), a Bermuda investment fund. CALP purchased 77% of the shares and ABFL purchased 23% of the shares. Pursuant to the agreement, CALP & ABFL purchased an aggregate of 2,000,000 shares of $0.001 par value common stock for $375,000. On January 11, 2002, Joshua Tree issued 200,000 shares of $0.001 par value Series A Convertible Preferred Stock to CALP and ABFL for a consideration of $20,000, with CALP providing 77% of the consideration and owning 77% of such shares, and ABFL providing 23% of the consideration and owning 23% of such shares. These shares of preferred stock were convertible into shares of common stock at a ratio of 100 shares of common stock for each share of preferred stock. CALP and ABFL converted 32,500 shares of such preferred stock and were to receive an aggregate of 3,250,000 shares of common stock, with CALP owning 77% and ABFL owning 23%. However, these issuances and change in ownership were never presented to the transfer agent, and certificates for the shares were never issued to CALP or ABFL. The balance of the shares of preferred stock, 167,500 shares, was cancelled by agreement with Joshua Tree.

           On January 15, February 14, and March 4, 2002, Joshua Tree sold an aggregate of 3,000,000 shares of common stock to Thomson Kernaghan & Co., Ltd. for an aggregate purchase price of $750,000, which was paid on January 15, February 14 and March 4, 2002. Thomson Kernaghan & Co., Ltd. has also subscribed for an additional 6,770,072 shares of common stock for an aggregate consideration of $1,692,518, which was payable in the amount of $492,518 on April 15, 2002, and then in twelve equal weekly installments of $100,000 through July, 2002. As none of these payments were made, the sale was cancelled and the shares returned to Joshua Tree.




             DIRECTORS AND EXECUTIVE OFFICERS BEFORE THE TRANSACTION


           The Directors and Officers of Joshua Tree as of the date of this Information Statement are as follows:

   NAME                    AGE                   TITLE


Daniel Hoyng              39                    President, CEO
                                                Principal Accounting Officer
                                                and Director


All directors hold office until the next annual meeting of stockholders and until their successors have been elected and shall qualify. Officers serve at the discretion of the Board of Directors.

           Mr. Hoyng has served as our President and a director since January 2002, and he now serves as our Chief Executive Officer and Principal Accounting Officer. From 1996 to 1997, Mr. Hoyng was a Vice President of Sales for Companion Radio, Inc. From 1997 to 2000, Mr. Hoyng was Chairman and CEO of National Boston Medical, Inc., a publicly traded medical marketing company. From April 2000 until the present, Mr. Hoyng also served as Chairman and CEO of Infotopia, Inc., a publicly traded direct marketer. In September 2002, Infotopia had an involuntary bankruptcy proceeding commenced against it. Mr. Hoyng received a Bachelors in Communications Degree from Saint Joseph's College in 1985.


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             DIRECTORS AND EXECUTIVE OFFICERS AFTER THE TRANSACTION

           If and when the share exchange is consummated, Joshua Tree's current officers and directors will be replaced, without stockholder action, by the following officers and directors:

     NAME                          AGE            TITLE

     Gerald Scalzo                  31             President, CEO, Director

     Michael Magolnick              31             COO, Secretary, Director

Gerald Scalzo has been President, CEO and director of Intelligent Motor Cars, Inc., Fort Lauderdale, Florida, since April 1997.

Michael Magolnick has been Chief Operating Officer of Intelligent Motor Cars, Inc. since August 2002. He served as a consultant to Intelligent Motor Cars from October 2001 to July 2002. He was President of Domain Systems, Inc. of Fort Lauderdale, Florida, an Internet company, from September 1999 to October 2001. He was Vice President of Marketing of Platinum Television Group of Deerfield Beach, Florida, a television production company, from July 1997 to September 1999.


                             EXECUTIVE COMPENSATION

           The following table sets forth the cash and non-cash compensation during the current fiscal year earned by or awarded to Daniel Hoyng, our President, Chief Executive Officer and Principal Accounting Officer:

Name                    Title                     Year            Salary
----                    -----                     ----            ------
Daniel Hoyng            President, CEO           2002            $87,532.67(1)
                        Principal Accounting
                        Officer

(1) In connection with the closing of the share exchange transaction during the current fiscal quarter, Mr. Hoyng intends to waive 22,832.67 of such salary payments.


           During the fiscal year ended December 31, 2001, Vincent Hesser, our President and Secretary (chief executive officer) from November 6 to December 31, 2001, and David M. Rooker, our President and CEO from January 1, 2000 to November 6, 2001, received compensation as follows:

Name                              Title               Year          Salary

David M. Rooker        President and CEO              2001          $-0-
                                                      2000          $24,000

Vincent Hesser         President and
                        Secretary                     2001          $-0-
                                                      2000          $-0

           We had no officers or employees who received compensation of more than $100,000 during the fiscal years ended December 31, 2001 or December 31, 2000. David M. Rooker did not receive a formal salary or similar compensation during the fiscal year ended December 31, 2000; during such fiscal year, he drew $24,000 in compensation. Mr. Rooker made no such draws during the fiscal year ended December 31, 2001. During the fiscal year ended December 31, 2001, none of our directors received compensation for acting as directors.




                COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

           Based solely on a review of Forms 3 and 4 and amendments thereto furnished to us during our most recent fiscal year (ending December 31, 2001), and Forms 5 and amendments thereto furnished to us with respect to our most recent fiscal year (ending December 31, 2001), we are not aware of any person who, at any time during such fiscal year, was a director, officer, or beneficial owner of more than 10% of our outstanding common stock that failed to file on a timely basis reports required by Section 16(a) of the Securities Exchange Act of 1934, as amended, except that Vincent Hesser did not file a Form 3 as an individual upon becoming a director and officer, nor did he file a Form 5 annual report.


             STANDING AUDIT, NOMINATING AND COMPENSATION COMMITTEES

           The Board of Directors of Joshua Tree has no standing audit, nominating or compensation committees.

                       MEETINGS OF THE BOARD OF DIRECTORS

           Our current management cannot accurately determine the number of directors' meetings, if any, that were held during the fiscal year ended December 31, 2001.

Dated: December 12, 2002.

                                                 JOSHUA TREE CONSTRUCTION, INC.



                                                 By: S/DANIEL HOYNG
                                                    ----------------------------
                                                     Daniel Hoyng, President





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